June 13, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549
Attn:	Megan Akst Christine Dietz Kyle Wiley Jennifer Thompson

Re:	NetEase, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023 Correspondence from the SEC on June 5, 2023 File No. 000-30666

Dear Ms. Akst, Ms. Dietz, Mr. Wiley and Ms. Thompson,

NetEase, Inc. (the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission dated June 5, 2023 (the “Comment Letter”), pursuant to which the staff provided comments regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022. As discussed by voicemail on June 12, 2023 between David C. Lee of Gibson, Dunn & Crutcher LLP and Ms. Akst, the Company respectfully requests an extension until June 30, 2023 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response.

Should you have any questions regarding the request made herein, please do not hesitate to contact David C. Lee of Gibson, Dunn & Crutcher LLP at +1 (949) 451-3842 or DLee@gibsondunn.com. Thank you very much for your accommodation in this matter.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
International General Counsel

cc:	Charles Yang, Chief Financial Officer of NetEase, Inc.

James J. Moloney, Gibson, Dunn & Crutcher LLP
David C. Lee, Gibson, Dunn & Crutcher LLP